

August 24, 2010

Mr. Steve Curtis
Vice President Finance, Chief Financial Officer
67 Yonge Street, Suite 1201
Toronto, Ontario
Canada M5E 1J8

　　　　Re:　　**Caledonia Mining Corporation**
　　　　　　　Form 20-F for Fiscal Year Ended December 31, 2009
　　　　　　　Filed June 23, 2010
　　　　　　　File No. 000-13345

Dear Mr. Steve Curtis,

　　　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."

Engineering Comments

Form 20-F for Fiscal Year Ended December 31, 2009

General

1.　　We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or on the SEC website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this cautionary language in your response.

Property Geology, page 13

2.   Please disclose the following information for each of your material properties:

* The nature of your ownership interests.

* A description of all salient terms of the agreements under which those interests are held and those which govern the receipt or payment of royalties.

* The process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims, or concessions.

* An indication of the type of claim or concession such as placer or lode, exploration or exploitation, also whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases or mining concessions.

* Identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and the dates of recording and expiration; there should be sufficient specificity to enable the claims to be distinguished from other claims that may exist in the area or your properties.

* The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and the person who is responsible for paying these fees.

* The area of your claims, either in hectares or in acres.

Please ensure that you discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

3.   We note your statement regarding your 2007 reserves in this section as compared to your website, www.caledoniamining.com which lists your 2008 reserves. It appears the information contained in your filing does not reflect information currently available on your website and is not updated or current for your company's fiscal year. This does not serve to provide timely and complete information to investors. Please disclose your updated reserve estimates which coincide with your current fiscal year and tell us whether the more recent estimates have been utilized in computing DD&A for your producing assets. In addition, please include complete resource estimates for your material properties, such as your NANA (Anomalies A, C, & D) and the Mokopane or Rooipoort properties. If these properties are not material, please include a statement to that effect with your filing.

4.   In addition to your outdated reserve estimate, you state your resource and reserve estimates have been depleted by production and that additional exploration work has replenished your resources and reserves. Please provide the reconciliation of your resources and reserves as compared to your production, on which this statement is based. Please provide your fixed volume ore comparison, associated call factors, and economic parameters which affected your reconciliation.

Safety and Health, page 15

5.   We note your safety performance statistics and request you include the appropriate man-hours for these operations. Please expand your disclosure by discussing the safety and occupational requirements in the countries in which you operate and the safety programs your company employs to achieve these requirements. In an appropriate section of your filing, please include a discussion of your safety performance referencing capital expenditures, safety programs, and statistical measures your organization utilizes to monitor performance. It would be helpful to include safety statistics, such as a total injury frequency rate, lost-time injury frequency rate, and a fatal injury frequency rate, if these metrics are available.

Konkola East, page 20

6.   With the passage of National Instrument 43-101 (NI 43-101) disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the criteria in Instruction 3 to paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of NI 43-101. Since you disclose that the information in this section is not in compliance, you may need to remove disclosure of the related estimates.

Please note that NI 43-101 permits disclosure of a non-compliant historical estimate made prior to its adoption if the discloser:

- Identifies the source and date of the historical estimate

- Comments on the relevance and reliability of the historical estimate

- States whether the historical estimate uses categories other than those prescribed by NI 43-101

- Includes any more recent estimates or data available.

Exhibit #14d - Summary, page 67

7.   We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7. Under these circumstances, it is important to clearly distinguish between proven and probable reserves, which have a clearly defined technical, legal, and economic meaning, and non-reserve mineralization. If you choose to retain the non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. Please ensure that resources are only reported as "in-place" tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources.

Please include language similar to the following, modified as necessary to reflect your particular circumstances, above the Measured and Indicated Mineral Resources table:

> *Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.* This section uses the terms "measured resources" and "indicated resources." We advise U.S. investors that these terms are not

recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Please include language similar to the following, modified as necessary to reflect your particular circumstances, above the Inferred Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

8.   We note your disclosure focused on the higher grade iron oxide portion of Nana property Anomaly D. Please explain in your text the significance of this particular resource or mineral type as compared to the remainder of the mineralization in Anomaly D. In addition, please include a summary report for Anomaly C to complete your resource estimate for the Nana property.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief